The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated December 19, 2022

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-236659 and 333-236659-01 Dated December , 2022

JPMorgan Chase Financial Company LLC Trigger In-Digital Notes

Linked to the Russell 2000® Index due on or about January 10, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Investment Description

Trigger In-Digital Notes, which we refer to as the “Notes,” are unsecured and unsubordinated debt securities issued by JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co., with a return linked to the performance of the Russell 2000® Index (the “Underlying”).  If the Final Value is greater than or equal to the Digital Barrier (which is equal to the Downside Threshold), JPMorgan Financial will repay your principal amount at maturity and pay a return equal to the Digital Return of 10.00%. However, if the Final Value is less than the Downside Threshold, JPMorgan Financial will repay less than your principal amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Underlying Return.  In this case, you will have full downside exposure to the Underlying from the Initial Value to the Final Value and could lose all of your principal amount. Investing in the Notes involves significant risks.  You may lose some or all of your principal amount.  You will not receive dividends or other distributions paid on any stocks included in the Underlying, and the Notes will not pay interest.  The contingent repayment of principal and the Digital Return apply only if you hold the Notes to maturity.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial, as issuer of the Notes, and the creditworthiness of JPMorgan Chase & Co., as guarantor of the Notes.  If JPMorgan Financial and JPMorgan Chase & Co. were to default on their payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features
❑	Digital Return Feature — If the Final Value is greater than or equal to the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date, JPMorgan Financial will repay your principal amount at maturity and pay a return equal to the Digital Return, regardless of any appreciation of the Underlying. However, if the Final Value is less than the Downside Threshold, investors will be exposed to the negative Underlying Return at maturity.
❑	Downside Exposure — If the Final Value is less than the Downside Threshold (which is equal to the Digital Barrier), JPMorgan Financial will repay less than your principal amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Underlying Return. You may lose some or all of your principal. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Financial and JPMorgan Chase & Co.
Key Dates
Trade Date[1]	December 23, 2022
Original Issue Date (Settlement Date)[1]	December 29, 2022
Final Valuation Date[2]	January 5, 2024
Maturity Date[2]	January 10, 2024
1	Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and/or the Maturity Date will be changed so that the stated term of the Notes remains the same. See “Supplemental Plan of Distribution” for more details on the expected Settlement Date.
2	Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying –– Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN FINANCIAL IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN FINANCIAL FULLY AND UNCONDITIONALLY GUARANTEED BY JPMORGAN CHASE & CO. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT, UNDER “RISK FACTORS” BEGINNING ON PAGE S-2 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT, UNDER “RISK FACTORS” BEGINNING ON PAGE PS-12 OF THE ACCOMPANYING PRODUCT SUPPLEMENT AND UNDER “RISK FACTORS” BEGINNING ON PAGE US-3 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

Note Offering

We are offering Trigger In-Digital Notes linked to the Russell 2000® Index. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Initial Value, the Digital Barrier and the Downside Threshold will be finalized on the Trade Date and provided in the pricing supplement. The actual Digital Barrier and Downside Threshold will be set to the same percentage and will not be greater than the top of the range listed below, but you should be willing to invest in the Notes if the Digital Barrier and Downside Threshold were set equal to the top of the range.

Underlying	Digital Return	Initial Value	Digital Barrier*	Downside Threshold*	CUSIP	ISIN
Russell 2000® Index (Bloomberg ticker: RTY)	10.00%	•	71.00% to 73.00% of the Initial Value	71.00% to 73.00% of the Initial Value	48133K757	US48133K7578

*Rounded to three decimal places

See “Additional Information about JPMorgan Financial, JPMorgan Chase & Co. and the Notes” in this pricing supplement. The Notes will have the terms specified in the prospectus and the prospectus supplement, each dated April 8, 2020, product supplement no. UBS-1-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and this pricing supplement. The terms of the Notes as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in the accompanying product supplement, will supersede the terms set forth in that product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement. Any representation to the contrary is a criminal offense.

	Price to Public[1]		Fees and Commissions[2]		Proceeds to Issuer
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to the Russell 2000® Index		$10		$0.20		$9.80
1	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the Notes.
2	UBS Financial Services Inc., which we refer to as UBS, will receive selling commissions from us that will not exceed $0.20 per $10 principal amount Note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement, as supplemented by “Supplemental Plan of Distribution” in this pricing supplement.

If the Notes priced today and assuming a Digital Barrier and Downside Threshold equal to the middle of the range listed above, the estimated value of the Notes would be approximately $9.716 per $10 principal amount Note. The estimated value of the Notes, when the terms of the Notes are set, will be provided in the pricing supplement and will not be less than $9.40 per $10 principal amount Note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The Notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

Additional Information about JPMorgan Financial, JPMorgan Chase & Co. and the Notes

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these Notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the Notes involve risks not associated with conventional debt securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

t	Product supplement no. UBS-1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021470/crt_dp139324-424b2.pdf
t	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
t	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, the “Issuer,” “JPMorgan Financial,” “we,” “us” and “our” refer to JPMorgan Chase Financial Company LLC.

Supplemental Terms of the Notes

For purposes of the accompanying product supplement, the Russell 2000® Index is an “Index.”

Investor Suitability

The Notes may be suitable for you if, among other considerations:

t	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal amount.
t	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as a hypothetical investment in the Underlying.
t	You believe the level of the Underlying is likely to close at or above the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date and will not increase by a greater percentage than the Digital Return over the term of the Notes.
t	You understand and accept that you will not participate in any appreciation of the Underlying and your potential return is limited to the Digital Return.
t	You would be willing to invest in the Notes if the Digital Barrier and Downside Threshold were set equal to the top of the range indicated on the cover hereof (the actual Digital Barrier and Downside Threshold will be finalized on the Trade Date and provided in the pricing supplement and will not be greater than the top of the range indicated on the cover hereof).
t	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Underlying.
t	You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Underlying.
t	You are willing and able to hold the Notes to maturity.
t	You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to trade the Notes.
t	You understand and accept the risks associated with the Underlying.

t	You are willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, and understand that if JPMorgan Financial and JPMorgan Chase & Co. default on their obligations, you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

t	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire principal amount.
t	You require an investment designed to provide a full return of principal at maturity.
t	You cannot tolerate a loss of all or a substantial portion of your investment, or you are not willing to make an investment that may have the same downside market risk as a hypothetical investment in the Underlying.
t	You believe the level of the Underlying is unlikely to close at or above the Digital Barrier (which is equal to the Downside Threshold) on the Final Valuation Date or will increase by a greater percentage than the Digital Return over the term of the Notes.
t	You seek an investment that participates in any appreciation of the Underlying or that has unlimited return potential.
t	You would be unwilling to invest in the Notes if the Digital Barrier and Downside Threshold were set equal to the top of the range indicated on the cover hereof (the actual Digital Barrier and Downside Threshold will be finalized on the Trade Date and provided in the pricing supplement and will not be greater than the top of the range indicated on the cover hereof).
t	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Underlying.
t	You seek current income from your investment or prefer not to forgo dividends paid on the stocks included in the Underlying.
t	You are unwilling or unable to hold the Notes to maturity or seek an investment for which there will be an active secondary market.
t	You do not understand or accept the risks associated with the Underlying.
t	You are not willing to assume the credit risks of JPMorgan Financial and JPMorgan Chase & Co. for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” section of this pricing supplement and the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement for risks related to an investment in the Notes. For more information on the Underlying, please see the section titled “The Underlying” below.

Indicative Terms
Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Issue Price:	$10.00 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Principal Amount:	$10.00 per Note. The payment at maturity will be based on the principal amount.
Underlying:	Russell 2000® Index
Term1:	Approximately 12 months
Payment at Maturity (per $10 principal amount Note):

If the Final Value is greater than or equal to the Digital Barrier (which is equal to the Downside Threshold), JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Digital Return)

If the Final Value is less than the Downside Threshold, JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Underlying Return)

In this scenario, you will be exposed to the decline of the Underlying and you will lose some or all of your principal amount in an amount proportionate to the negative Underlying Return.

Underlying Return:	(Final Value – Initial Value) Initial Value
Digital Return:	10.00%
Initial Value:	The closing level of the Underlying on the Trade Date
Final Value:	The closing level of the Underlying on the Final Valuation Date
Digital Barrier[2]:

A percentage of the Initial Value, as specified on the cover of this pricing supplement.

The actual Digital Barrier will be finalized on the Trade Date and provided in the pricing supplement and will be set to the same percentage as the Downside Threshold.

Downside Threshold:

A percentage of the Initial Value, as specified on the cover of this pricing supplement.

The actual Downside Threshold will be finalized on the Trade Date and provided in the pricing supplement and will be set to the same percentage as the Digital Barrier.

1 See footnote 1 under “Key Dates” on the front cover

2 Rounded to three decimal places

Investment Timeline

Trade Date	The Initial Value is observed. The Digital Barrier and Downside Threshold are determined and the Digital Return is finalized.

Maturity Date

The Final Value and the Underlying Return are determined.

If the Final Value is greater than or equal to the Digital Barrier (which is equal to the Downside Threshold), JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Digital Return)

If the Final Value is less than the Downside Threshold, JPMorgan Financial will pay you a cash payment at maturity per $10 principal amount Note equal to:

$10.00 + ($10.00 × Underlying Return)

Under these circumstances, you will be exposed to the decline of the Underlying and you will lose some or all of your principal amount.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. IF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. WERE TO DEFAULT ON THEIR PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-1-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

Risks Relating to the Notes Generally

t	Your Investment in the Notes May Result in a Loss — The Notes differ from ordinary debt securities in that we will not necessarily repay the full principal amount of the Notes. We will pay you the principal amount of your Notes in cash only if the Final Value has not declined below the Downside Threshold. If the Final Value is less than the Downside Threshold, you will be exposed to the full decline of the Underlying and will lose some or all of your principal amount in an amount proportionate to the negative Underlying Return. Accordingly, you could lose up to your entire principal amount.
t	Credit Risks of JPMorgan Financial and JPMorgan Chase & Co. — The Notes are unsecured and unsubordinated debt obligations of the Issuer, JPMorgan Chase Financial Company LLC, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. The Notes will rank pari passu with all of our other unsecured and unsubordinated obligations, and the related guarantee JPMorgan Chase & Co. will rank pari passu with all of JPMorgan Chase & Co.’s other unsecured and unsubordinated obligations. The Notes and related guarantees are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of JPMorgan Financial and JPMorgan Chase & Co. to satisfy their obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Financial and JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Financial and JPMorgan Chase & Co. were to default on their obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.
t	As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Limited Assets — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the Notes. If these affiliates do not make payments to us and we fail to make payments on the Notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
t	The Appreciation Potential of the Notes Is Limited by the Digital Return — The appreciation potential of the Notes is limited by the Digital Return. If the Final Value is greater than or equal to the Digital Barrier, at maturity we will repay your principal amount, plus a return equal to the Digital Return, regardless of any appreciation of the Underlying. Accordingly, the appreciation potential of the Notes will be limited by the Digital Return even if the Underlying Return is greater than the Digital Return.
t	The Digital Return Applies Only If You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, if any, the price you receive likely will not reflect the full economic value of the Digital Return or the Notes themselves, and the return you realize may be less than the Underlying’s return, even if that return is positive. You can receive the full benefit of the Digital Return from JPMorgan Financial only if you hold your Notes to maturity.
t	The Contingent Repayment of Principal Applies Only If You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market, if any, prior to maturity, you may have to sell them at a loss relative to your initial investment even if the closing level of the Underlying is above the Downside Threshold. If you hold the Notes to maturity, JPMorgan Financial will repay your principal amount as long as the Final Value is not below the Downside Threshold. However, if the Final Value is less than the Downside Threshold, JPMorgan Financial will repay less than the principal amount, if anything, resulting in a loss that is proportionate to the decline in the level of the Underlying from the Initial Value to the Final Value. The contingent repayment of principal based on whether the Final Value is below the Downside Threshold applies only if you hold your Notes to maturity.
t	Your Ability to Receive the Digital Return May Terminate on the Final Valuation Date — If the Final Value is less than the Digital Barrier (which is equal to the Downside Threshold), you will not be entitled to receive the Digital Return on the Notes. Under these circumstances, you will lose some or all of your principal amount in an amount proportionate to the negative Underlying Return.
t	No Interest Payments — JPMorgan Financial will not make any interest payments to you with respect to the Notes.
t	The Probability That the Final Value Will Fall Below the Downside Threshold on the Final Valuation Date Will Depend on the Volatility of the Underlying — “Volatility" refers to the frequency and magnitude of changes in the level of the Underlying. Greater expected volatility with respect to the Underlying reflects a higher expectation as of the Trade Date that the Underlying could close below the Downside Threshold on the Final Valuation Date, resulting in the loss of some or all of your investment. However, the Underlying’s volatility can change significantly over the term of the Notes. The level of the Underlying could fall sharply, which could result in a significant loss of principal.
t	Investing in the Notes Is Not Equivalent to Investing in the Stocks Composing the Underlying — Investing in the Notes is not equivalent to investing in the stocks included in the Underlying. As an investor in the Notes, you will not have any ownership interest or rights in the stocks included in the Underlying, such as voting rights, dividend payments or other distributions.
t	We Cannot Control Actions by the Sponsor of the Underlying and That Sponsor Has No Obligation to Consider Your Interests — We and our affiliates are not affiliated with the sponsor of the Underlying and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the Underlying. The sponsor of the Underlying is not involved in this Note offering in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the market value of your Notes.

t	Your Return on the Notes Will Not Reflect Dividends on the Stocks Composing the Underlying — Your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the Underlying and received the dividends on the stocks included in the Underlying. This is because the calculation agent will calculate the amount payable to you at maturity of the Notes by reference to the Final Value, which reflects the closing level of the Underlying on the Final Valuation Date without taking into consideration the value of dividends on the stock included in the Underlying.
t	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.
t	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.
t	The Final Terms and Valuation of the Notes Will Be Finalized on the Trade Date and Provided in the Pricing Supplement — The final terms of the Notes will be based on relevant market conditions when the terms of the Notes are set and will be finalized on the Trade Date and provided in the pricing supplement. In particular, the estimated value of the Notes will be finalized on the Trade Date and provided in the pricing supplement and may be as low as the applicable minimum set forth on the cover of this pricing supplement. In addition, the Digital Barrier and Downside Threshold will be finalized on the Trade Date and provided in the pricing supplement and may be as high as the maximum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the Notes based on the minimum for the estimated value of the Notes and the maximum for the Digital Barrier and Downside Threshold.

Risks Relating to Conflicts of Interest

t	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set, which we refer to as the estimated value of the Notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
t	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold investments linked to the Underlying and could affect the level of the Underlying, and therefore the market value of the Notes.
t	Potential JPMorgan Financial Impact on the Level of the Underlying — Trading or transactions by JPMorgan Financial or its affiliates in the Underlying or in futures, options or other derivative products on the Underlying may adversely affect the market value of the Underlying and, therefore, the market value of the Notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

t	The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes — The estimated value of the Notes is only an estimate determined by reference to several factors. The original issue price of the Notes will exceed the estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See “The Estimated Value of the Notes” in this pricing supplement.
t	The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates — The estimated value of the Notes is determined by reference to internal pricing models of our affiliates when the terms of the Notes are set. This estimated value of the Notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater than or less than the estimated value of the Notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

t	The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate — The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See “The Estimated Value of the Notes” in this pricing supplement.
t	The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period — We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).
t	Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes — Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the Notes.

The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

t	Many Economic and Market Factors Will Impact the Value of the Notes — As described under “The Estimated Value of the Notes” in this pricing supplement, the Notes can be thought of as securities that combine a fixed-income debt component with one or more derivatives. As a result, the factors that influence the values of fixed-income debt and derivative instruments will also influence the terms of the Notes at issuance and their value in the secondary market. Accordingly, the secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Underlying, including:
t	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
t	customary bid-ask spreads for similarly sized trades;
t	our internal secondary market funding rates for structured debt issuances;
t	the actual and expected volatility in the level of the Underlying;
t	the time to maturity of the Notes;
t	the dividend rates on the equity securities included in the Underlying;
t	interest and yield rates in the market generally; and
t	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.

Risks Relating to the Underlying

♦	An Investment in the Notes Is Subject to Risks Associated with Small Capitalization Stocks — The equity securities included in the Underlying are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Hypothetical Examples and Return Table

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The following table and hypothetical examples below illustrate the payment at maturity per $10.00 principal amount Note for a hypothetical range of Underlying Returns from -100.00% to +100.00% on an offering of the Notes linked to a hypothetical Underlying, and assume a hypothetical Initial Value of 100, a hypothetical Digital Barrier of 90, a hypothetical Downside Threshold of 90 and a hypothetical Digital Return of 5.00%. The hypothetical Initial Value of 100 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value, Digital Barrier and Downside Threshold will be based on the closing level of the Underlying on the Trade Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Underlying, please see the historical information set forth under “The Underlying” in this pricing supplement. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Notes. The actual payment at maturity may be more or less than the amounts displayed below and will be determined based on the actual terms of the Notes, including the Initial Value, the Digital Barrier and the Downside Threshold to be finalized on the Trade Date and provided in the pricing supplement and the Final Value on the Final Valuation Date. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Value	Underlying Return (%)	Payment at Maturity ($)	Return at Maturity per $10.00 issue price (%)
200.00	100.00%	$10.500	5.00%
190.00	90.00%	$10.500	5.00%
180.00	80.00%	$10.500	5.00%
170.00	70.00%	$10.500	5.00%
160.00	60.00%	$10.500	5.00%
150.00	50.00%	$10.500	5.00%
140.00	40.00%	$10.500	5.00%
130.00	30.00%	$10.500	5.00%
120.00	20.00%	$10.500	5.00%
110.00	10.00%	$10.500	5.00%
105.00	5.00%	$10.500	5.00%
102.50	2.50%	$10.500	5.00%
100.00	0.00%	$10.500	5.00%
95.00	-5.00%	$10.500	5.00%
90.00	-10.00%	$10.500	5.00%
89.99	-10.01%	$8.999	-10.01%
80.00	-20.00%	$8.000	-20.00%
70.00	-30.00%	$7.000	-30.00%
60.00	-40.00%	$6.000	-40.00%
50.00	-50.00%	$5.000	-50.00%
40.00	-60.00%	$4.000	-60.00%
30.00	-70.00%	$3.000	-70.00%
20.00	-80.00%	$2.000	-80.00%
10.00	-90.00%	$1.000	-90.00%
0.00	-100.00%	$0.000	-100.00%

Example 1 — The level of the Underlying increases by 2.50% from the Initial Value of 100 to the Final Value of 102.50.
Because the Final Value is greater than or equal to the Digital Barrier (which is equal to the Downside Threshold), at maturity, JPMorgan Financial will pay you your principal amount plus a return equal to the Digital Return, regardless of the appreciation of the Underlying, resulting in a payment at maturity of $10.50 per $10 principal amount Note, calculated as follows:

$10.00 + ($10.00 × the Digital Return)
$10.00 + ($10.00 × 5.00%) = $10.50

Example 2 — The level of the Underlying increases by 10% from the Initial Value of 100 to the Final Value of 110.
Because the Final Value is greater than or equal to the Digital Barrier (which is equal to the Downside Threshold) and although the Underlying Return of 10% is greater than the Digital Return of 5.00%, at maturity, JPMorgan Financial will pay you your principal amount plus a return equal to only the Digital Return, regardless of the appreciation of the Underlying, resulting in a payment at maturity of $10.50 per $10 principal amount Note, calculated as follows:

$10.00 + ($10.00 × the Digital Return)
$10.00 + ($10.00 × 5.00%) = $10.50

Example 3 — The level of the Underlying decreases by 5% from the Initial Value of 100 to the Final Value of 95.
Even though the level of the Underlying has declined, because the Final Value is greater than or equal to the Digital Barrier (which is equal to the Downside Threshold), at maturity, JPMorgan Financial will pay you your principal amount plus a return equal to the Digital Return of 5.00%, resulting in a payment at maturity of $10.50 per $10 principal amount Note, calculated as follows:

$10.00 + ($10.00 × the Digital Return)
$10.00 + ($10.00 × 5.00%) = $10.50

Example 4 — The level of the Underlying decreases by 60% from the Initial Value of 100 to the Final Value of 40.
Because the Final Value is less than the Downside Threshold and the Underlying Return is -60%, at maturity, JPMorgan Financial will pay you a payment at maturity of $4.00 per $10 principal amount Note, calculated as follows:

$10.00 + ($10.00 × Underlying Return)
$10.00 + ($10.00 × -60%) = $4.00

If the Final Value is less than the Downside Threshold, investors will be exposed to the negative Underlying Return at maturity, resulting in a loss of principal that is proportionate to the Underlying’s decline from the Initial Value to the Final Value. Investors could lose some or all of their principal amount.

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

The Underlying

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement.

Historical Information

The following table sets forth the quarterly high and low closing levels of the Underlying, based on daily closing levels of the Underlying as reported by the Bloomberg Professional® service (“Bloomberg”), without independent verification. The information given below is for the four calendar quarters in each of 2017, 2018, 2019, 2020 and 2021 and the first, second and third calendar quarters of 2022. Partial data is provided for the fourth calendar quarter of 2022. The closing level of the Underlying on December 15, 2022 was 1,774.606. We obtained the closing levels of the Underlying above and below from Bloomberg, without independent verification. You should not take the historical levels of the Underlying as an indication of future performance.

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Close
1/1/2017	3/31/2017	1,413.635	1,345.598	1,385.920
4/1/2017	6/30/2017	1,425.985	1,345.244	1,415.359
7/1/2017	9/30/2017	1,490.861	1,356.905	1,490.861
10/1/2017	12/31/2017	1,548.926	1,464.095	1,535.511
1/1/2018	3/31/2018	1,610.706	1,463.793	1,529.427
4/1/2018	6/30/2018	1,706.985	1,492.531	1,643.069
7/1/2018	9/30/2018	1,740.753	1,653.132	1,696.571
10/1/2018	12/31/2018	1,672.992	1,266.925	1,348.559
1/1/2019	3/31/2019	1,590.062	1,330.831	1,539.739
4/1/2019	6/30/2019	1,614.976	1,465.487	1,566.572
7/1/2019	9/30/2019	1,585.599	1,456.039	1,523.373
10/1/2019	12/31/2019	1,678.010	1,472.598	1,668.469
1/1/2020	3/31/2020	1,705.215	991.160	1,153.103
4/1/2020	6/30/2020	1,536.895	1,052.053	1,441.365
7/1/2020	9/30/2020	1,592.287	1,398.920	1,507.692
10/1/2020	12/31/2020	2,007.104	1,531.202	1,974.855
1/1/2021	3/31/2021	2,360.168	1,945.914	2,220.519
4/1/2021	6/30/2021	2,343.758	2,135.139	2,310.549
7/1/2021	9/30/2021	2,329.359	2,130.680	2,204.372
10/1/2021	12/31/2021	2,442.742	2,139.875	2,245.313
1/1/2022	3/31/2022	2,272.557	1,931.288	2,070.125
4/1/2022	6/30/2022	2,095.440	1,649.836	1,707.990
7/1/2022	9/30//2022	2,021.346	1,655.882	1,664.716
10/1/2022	12/15/2022*	1,892.839	1,682.403	1,774.606

*	As of the date of this pricing supplement, available information for the third calendar quarter of 2022 includes data for the period from October 1, 2022 through December 15, 2022. Accordingly, the “Quarterly Closing High,” “Quarterly Closing Low” and “Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2022.

The graph below illustrates the daily performance of the Underlying from January 3, 2012 through December 15, 2022, based on information from Bloomberg, without independent verification. The dotted line represents a hypothetical Digital Barrier and a hypothetical Downside Threshold of 1,295.462, equal to 73.00% (based on the top of the range of 71.00% to 73.00%) of the closing level of the Underlying on December 15, 2022. The actual Digital Barrier and Downside Threshold will be finalized on the Trade Date and provided in the pricing supplement based on the closing level of the Underlying on the Trade Date (the Initial Value) and will not be greater than 73.00% of the Initial Value.

Past performance of the Underlying is not indicative of the future performance of the Underlying.

The historical performance of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on the Trade Date or the Final Valuation Date. There can be no assurance that the performance of the Underlying will result in the return of any of your principal amount.

Supplemental Plan of Distribution

We and JPMorgan Chase & Co. have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Notes that it purchases from us to the public or its affiliates at the price to public indicated on the cover hereof.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Supplemental Use of Proceeds” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying product supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Trade Date of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Estimated Value of the Notes

The estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The estimated value of the Notes does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the Notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding values of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the Notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. For additional information, see “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the Notes will be lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to UBS, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be up to seven months. The length of any such initial period reflects secondary market volumes for the Notes, the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by our affiliates. See “Key Risks — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See “Hypothetical Examples and Return Table” in this pricing supplement for an illustration of the risk-return profile of the Notes and “The Underlying” in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to the estimated value of the Notes plus the selling commissions paid to UBS, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

Supplemental Information About the Form of the Notes

The Notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the Notes to indicate that the master note evidences the Notes.